SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO/A

(Rule 14d-100)
Tender Offer Statement Under Section 14(d)(1)
or Section 13(e)(1) of the Securities Exchange Act of 1934
(Amendment No. 3)

VIXEL CORPORATION

(Name of Subject Company (Issuer))

AVIARY ACQUISITION CORP.

a wholly-owned subsidiary of Emulex Corporation
and
EMULEX CORPORATION
(Name of Filing Persons (Offeror))

COMMON STOCK, PAR VALUE $0.0015 PER SHARE
(Title of Class of Securities)

928552108
(CUSIP Number of Class of Securities)

Randall G. Wick, Esq.
Vice President and General Counsel
3535 Harbor Blvd.
Costa Mesa, CA 92626
714-662-5600
(Name, address and telephone number of
person authorized to receive notices
and communications on behalf of filing persons)

With Copy to:
Gregory C. Smith, Esq.
Celeste E. Greene, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP
525 University Avenue
Suite 1100
Palo Alto, California 94301
650-470-4500

CALCULATION OF FILING FEE

Transaction Valuation*: $329,649,410	Amount of Filing Fee**: $26,669

*	Estimated for purposes of calculating the filing fee only. This calculation assumes the purchase of 24,696,691 shares of common stock of Vixel Corporation at the tender offer price of $10.00 per share of common stock. The transaction value also assumes the purchase of 2,947,651 shares of Series B convertible preferred stock of Vixel Corporation at the tender offer price of $10.00 per share of preferred stock. The transaction value also includes the offer price of $10.00 less $3.75, which is the average exercise price of outstanding options, multiplied by 7,184,688, the estimated number of options outstanding. The transaction value further includes the offer price of $10.00 less $3.50, which is the average exercise price of outstanding warrants, multiplied by 1,277,183, the number of warrants outstanding.

**	The amount of the filing fee, calculated in accordance with rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Advisory #11 for Fiscal Year 2003 issued by the Securities and Exchange Commission on February 21, 2003, equals .008090% of the transaction valuation.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount previously paid: $26,669	Form or registration no.: SC TO-T
Filing Party: Emulex Corporation and Aviary Acquisition Corp.	Date Filed: October 15, 2003

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

     This Amendment No. 3 (this “Amendment No. 3”) amends and supplements the Tender Offer Statement on Schedule TO (the “Schedule TO”) initially filed with the Securities and Exchange Commission on October 15, 2003 and amended and supplemented on November 4, 2003 (“Amendment No. 1”) and November 5, 2003 (“Amendment No. 2”), by Emulex Corporation, a Delaware corporation (“Emulex”), and Aviary Acquisition Corp., a Delaware corporation and a wholly-owned subsidiary of Emulex (the “Purchaser”), relating to the third party tender offer by the Purchaser to purchase all issued and outstanding shares of common stock, par value $.0015, of Vixel Corporation, a Delaware corporation (“Vixel”), including the associated preferred stock purchase or other rights issued pursuant to the Rights Agreement, dated as of November 15, 2000, between Vixel and Computershare Trust Company, Inc., as amended from time to time (together, the “Common Stock”), and all issued and outstanding shares of Series B convertible preferred stock, par value $.001 per share, of Vixel (the “Series B Preferred Stock” and, together with the Common Stock, the “Shares” and each share thereof a “Share”), at a purchase price of $10.00 per Share, net to the seller in cash without interest thereon. The terms and conditions of the offer are described in the Offer to Purchase, dated October 15, 2003, a copy of which is filed as Exhibit (a)(1) to the Schedule TO, as amended and supplemented by Amendment No. 1, Amendment No. 2 and this Amendment No. 3 (the “Offer to Purchase”), and the related Letter of Transmittal, a copy of which is filed as Exhibit (a)(2) to Amendment No. 1, as they may be further amended or supplemented from time to time.

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ITEM 11.

Item 11(a)(5) of the Schedule TO is hereby amended and supplemented as follows:

In Section 15—“Certain Legal Matters “ of the Offer to Purchase, the three paragraphs under the subheading “Litigation” on pages 46 and 47 are hereby amended and restated as follows:

     On October 9, 2003, Russell Fink filed a complaint in the Superior Court of the State of Washington, King County against Vixel and Robert Q. Cordell II, Jami K. Nachtsheim, Charles A. Haggerty, Robert S. Messina, James M. McCluney, Peter J. Perrone, Timothy M. Spicer and certain unnamed individuals (collectively, the “Vixel Parties”). The action was brought individually and as a putative class action on behalf of all holders of Shares other than the Vixel parties and their affiliates. The complaint alleges, among other matters, that the Vixel Parties breached their fiduciary duties to holders of Shares by putting their personal interests ahead of the interests of holders of Shares and by failing to disclose certain information to holders of Shares. The complaint seeks to enjoin the Offer and the have the Merger Agreement declared unlawful.

     The foregoing description of the complaint is qualified in its entirety by reference to the complaint itself, which is an exhibit to the Schedule TO that Emulex and the Purchaser have filed with the SEC. Copies of the Schedule TO together with all exhibits thereto, including the complaint, may be obtained and examined as set forth in Section 9 — “Certain Information Concerning Emulex and the Purchaser.”

     The absence of any pending third party actions against Vixel seeking to delay or prohibit the consummation of the Offer or the Merger is a condition to the Purchaser’s obligation to accept for payment and pay for Shares tendered pursuant to the Offer.

     On November 7, 2003, the Vixel Parties entered into a memorandum of understanding with the plaintiff pursuant to which the parties have agreed to settle the action, subject to court approval.

     As part of the settlement, Vixel has agreed to amend its solicitation/recommendation statement on its Schedule 14D-9 and, if applicable, to modify, in the same manner, any proxy materials that may be required to be filed in connection with the Merger. The amendments are intended to provide certain additional disclosures to Vixel stockholders in determining whether to tender their shares.

     The settlement also provides for the release of the Vixel Parties, Emulex, the Purchaser and their affiliates, and each of their past or present directors, officers, employees, partners, principals, agents, controlling shareholders, advisors, and any entity in which any Vixel Party and/or Emulex has a controlling interest, assigns, spouses, heirs, associates, related or affiliated entities, any member(s) of their immediate families, or any trust of which any Vixel Party and/or Emulex is the settlor or which is for the benefit of any Vixel Party and/or member(s) of his or her family. The release covers any and all claims, causes of action, demands, rights, or liabilities including, but not limited to, claims for negligence, gross negligence, professional negligence, breach of duty of care and/or breach of duty of loyalty and/or breach of duty of candor, fraud, breach of fiduciary duty, mismanagement, corporate waste, malpractice, breach of contract, negligent misrepresentation, violations of any state or federal statutes, rules or regulations, including without limitation claims arising under the federal securities laws, and any unknown claims that have been or the could have been asserted in any forum by or on behalf of the representative plaintiff, or the putative class and relate to, or arise out of, the acquisition of Vixel by Emulex and the Purchaser.

     The consummation of the settlement is subject to: (a) the closing of the Tender Offer and Merger; (b) the drafting and execution of formal settlement documents; (c) the completion by plaintiff of reasonable discovery as agreed to by the parties; and (d) final court approval (as defined by law) of the settlement and dismissal of the action with prejudice.

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SIGNATURE

          After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

EMULEX CORPORATION

	By:	/s/ Paul F. Folino

Name: Paul F. Folino Title: Chairman of the Board and Chief Executive Officer

AVIARY ACQUISITION CORP.

	By:	/s/ Paul F. Folino

Name: Paul F. Folino Title: President and Chief Executive Officer

Date: November 10, 2003

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EXHIBIT INDEX

EXHIBIT NO.	DOCUMENT

(a)(1)	Offer to Purchase dated October 15, 2003(1)

(a)(2)	Form of Letter of Transmittal(4)

(a)(3)	Form of Notice of Guaranteed Delivery(1)

(a)(4)	Form of Letter to Brokers, Dealers, Banks, Trust Companies and Other Nominees(1)

(a)(5)	Form of Letter to Clients for Use by Brokers, Dealers, Banks, Trust Companies and Other Nominees(1)

(a)(6)	Form of Guidelines for Certificate of Taxpayer Identification Number on Substitute Form W-9(1)

(a)(7)	Joint Press Release issued by Emulex and Vixel on October 8, 2003(2)

(a)(8)	Transcript of conference call by Emulex(3)

(a)(9)	Slide presentation by Emulex(2)

(a)(10)	Summary Advertisement published in the Wall Street Journal on October 15, 2003(1)

(a)(11)	Press Release issued by Emulex on October 15, 2003(1)

(a)(12)	Complaint, Russell Fink vs. Vixel Corporation, et al., filed on October 9, 2003 in the Superior Court of the State of Washington, County of King(1)

(a)(13)	Press Release issued by Emulex Corporation on November 3, 2003(4)

(b)	Not Applicable

(d)(1)	Agreement and Plan of Merger dated as of October 8, 2003 by and among Emulex, the Purchaser and Vixel(1)

(d)(2)	Stockholders Agreement, dated as of October 8, 2003, by and among Emulex, the Purchaser and certain stockholders of Vixel identified therein(1)

(d)(3)	Purchaser Option, dated as of October 8, 2003, by and among Emulex, the Purchaser and Vixel(1)

(d)(4)	Noncompetition Agreement, dated as of October 8, 2003, by and between Emulex and James M. McCluney(1)

(d)(5)	Noncompetition Agreement, dated as of October 8, 2003, by and between Emulex and Stuart B. Berman(1)

(d)(6)	Noncompetition Agreement, dated as of October 8, 2003, by and between Emulex and Thomas Hughes(1)

(d)(7)	Noncompetition Agreement, dated as of October 8, 2003, by and between Emulex and Soogil Stephen Cho(1)

(d)(8)	Noncompetition Agreement, dated as of October 8, 2003, by and between Emulex and Brian J. Reed(1)

(d)(9)	Confidentiality Agreement, dated September 2, 2003, by and between Emulex and Vixel(1)

(g)	Not Applicable

(h)	Not Applicable

(1) Previously filed as an exhibit to the Schedule TO filed on October 15, 2003 by Emulex Corporation and Aviary Acquisition Corp. with the Securities and Exchange Commission and incorporated herein by reference.

(2) Previously filed on a Schedule TO-C on October 8, 2003 by Emulex Corporation and Aviary Acquisition Corp. with the Securities and Exchange Commission and incorporated herein by reference.

(3) Previously filed on a Schedule TO-C on October 10, 2003 by Emulex Corporation and Aviary Acquisition Corp. with the Securities and Exchange Commission and incorporated herein by reference.

(4) Previously filed as an exhibit to the Schedule TO/A filed on November 4, 2003 by Emulex Corporation and Aviary Acquisition Corp. with the Securities and Exchange Commission and incorporated herein by reference.